UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Grandview Gold Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

400 – 56 Temperance Street, Toronto, Ontario Canada, M5H 3V5

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

common shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes [   ]      No [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]    Item 18 [   ]

TABLE OF CONTENTS

GLOSSARY

ITEM 1:

Identity of Directors

1A.

Directors and Senior Management

1B.

Advisors

1C.

Auditors

ITEM 2:

Offer Statistics and Expected Timetable

ITEM 3:

Key Information

3A.

Selected Financial Data

3B.

Capitalization and Indebtedness

3C.

Reasons For The Offer and Use Of Proceeds

3D.

Risk Factors

ITEM 4:

Information on the Company

4A.

History and Development of the Company

4A.1.

Capital Expenditures

4B.

Business Overview

4C.

Organizational Structure

4D.

Property, Plants and Equipment

4D.1.

Pony Creek/Elliot Dome Property, Elko County, Nevada

4D.2.

Bisset Gold Camp, Manitba

4D.3.

Red Lake Property, Ontario

ITEM 5:

Operating and Financial Review

5A.

Operating Results

5B.

Liquidity and Capital Resources

5C.

Research and development, patent, and licenses, etc.

5D.

Trend Information

5E.

Off-Balance Sheet Arrangements

5F.

Tabular Disclosure of Contractual Obligations

ITEM 6:

Directors, Senior Management, and Employees

6A.

Directors and Senior Management

6B.

Compensation

6B.1.

No Termination Agreements for executive Officers and Directors

6B.2.

Stock Option Plan

6C.

Board Practices

6D.

Employees

6E.

Share Ownership

6E.1.

Details of Share Ownership

ITEM 7:

Major Shareholders and Related Party Transactions

7A.

Major Shareholders

7B.

Related Party Transactions

7C.

Interests of Experts and Counsel

ITEM 8:

Financial Information

8A.

Consolidated Statements and Other Financial Information

8B.

Significant Changes

ITEM 9:

The Offer and Listing

9A.

Common Share Trading Information

9B.

Stock Exchanges Identified

9C.

Plan of Distribution

9D.

Markets

9E.

Selling Shareholders

9F.

Dilution

9G.

Expenses of the Issue

ITEM 10:

Additional Information

10A.

Share Capital

10B.

Memorandum and Articles of Association

10C.

Material Contracts

10D.

Exchange Controls

10E.

Taxation

10E.1

Certain Canadian Federal Income Tax Consequences

10E.2

Dividends

10E.3

Disposition

10E.4

United States Taxation

10F.

Dividends and Paying Agents

10G.

Statements by Experts

10H.

Documents on Display

10I.

Subsidiary Information

ITEM 11:

Quantitative and Qualitative Disclosures about Market Risk

ITEM 12:

Description of Securities other than Equity Securities

ITEM 13:

Defaults, Dividend Arrearages and Delinquencies

ITEM 14:

Material Modification to the Rights of Security Holders and Use of Proceeds

ITEM 15:

Controls and Procedures

ITEM 16:

Reserved

ITEM 17:

Financial Statements

ITEM 18:

Financial Statements

ITEM 19:

Exhibits

19A.

Financial Statements

19B.

Exhibits

CERTIFICATION

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

assay	a precise and accurate analysis of the metal contents in an ore or rock sample
concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
dilution

the contamination of ore with barren wall rock;  this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.

feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
gold deposit	means a mineral deposit mineralized with gold.
inferred mineral resource

that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks mineral resource

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams
patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.
prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria reserve

ore - the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled
shaft	a vertical or inclined tunnel in an underground mine driven downward from surface
shear	a tabular zone of faulting within which the rocks are crushed and flattened
stockwork	multiple small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized.
ton	short ton (2,000 pounds).
tonne	metric tonne (2,204.6 pounds).
trenching	the surface excavation of a linear trench to expose mineralization for sampling
vein	a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

PART I

ITEM 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.

Directors and Senior Management

The names, business addresses and principal occupations of the directors and senior management of Grandview Gold Inc.  (the “Company”) as of April 29, 2005 are set forth in the following table.

Name and Business Address	Position with Company	Principal Occupation
Richard Brown 55 University Avenue Suite 1705 Toronto, Ontario Canada, M5J 2H7	Chairman	Investment banker with Osprey Capital
Ian Grant 150 Bessburough Dr. Toronto, Ontario Canada, M4G 3J6	Director	Financier with Seabiscuit Capital Corporation
John Hogg 400, 407 8th Avenue SW Calgary, Alberta Canada, T2P 1E5	Director	Certified Geologist with CMQ Resources
Joel Strickland Suite 904 – 1660 Hollis Street Halifax, Nova Scotia Canada, B3J 1V7	Director	CEO of Navitrak International
Raymond Pecoskie Suite 400, 56 Temperance St Toronto, Ontario Canada, M5H 3V5	President, CEO	Professional Engineer, President of Grandview Gold Inc.

1B.

Advisors

The Company’s Attorney’s are:

WeirFoulds, LLP

1600 – 130 King Street W.

Toronto, Ontario, M5X 1J5

Canada

The Company’s Bank is:

Bank of Montreal

First Canadian Place

100 King street West, Main Level

Toronto, Ontario, M5X 1A3

Canada

1C.

Auditors

The Company’s auditors for the financial statements are:

McCarney Greenwood LLP

Robert Brent (416) 362-0515 ext 356

10 Bay Bay Street, Suite 900

Toronto, Ontario, M5J 2R8, Canada

*Member – Canadian Institute of Chartered Accountants

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

3A.

Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2004, 2003, 2002, 2001, and 2000 (audited), and the nine month period ended February 28, 2005 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles “(US GAAP”).  Reference is made to Note 13 to the audited financial statements for the period ended May 31, 2004 in Item 17. Financial Statements for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

Table No. 1: Selected Financial Data

(CAD$)	Nine Months Ended February 28, 2005 (unaudited)	Nine Months Ended February 29, 2004 (unaudited)	Year Ended May 31, 2004 (audited)	Year Ended May 31, 2003 (audited)	Year Ended May 31, 2002 (audited)	Year Ended May 31, 2001 (audited)	Year Ended May 31, 2000 (audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($844,097)	26,286	1,058	($213,473)	($146,025)	($85,318)	($57,730)
Basic Earning (Loss) Per Share	(0.08)	0.00	0.00	($0.07)	($0.04)	($0.116)	$0.13
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	4,463,959	3,378,444	3,270,998	3,270,998	3,270,998	3,270,998	3,270,998
Cash	$582,862	-	1	37	513	3,018	1,468
Working Capital	769,074	(30,804)	($56,032)	($87,090)	($97,607)	($73,182)	($45,600)
Mineral Properties	184,944	562	562	Nil	Nil	Nil	Nil
Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	4,463,959	3,378,444	3,378,444	3,378,444	3,378,444	3,378,444	3,378,444
Shareholders’ Equity	769,074	(30,804)	($56,032)	($57,090)	$142,393	$288,418
Total Assets	813,810	25,000	$10,819	$35,821	$246,307	$369,902	$769,691

US GAAP
Net Income (Loss)	(1,028,479)	31,286	20,730	(124,893)	(24,925)	-	-
Income (Loss) Per Share	($0.10)	($0.00)	$0.01	($0.04)	($0.01)	-	-
Mineral Properties	Nil	Nil	Nil	Nil	Nil	-	-
Shareholders’ Equity	584,130	-	($56,594)	($57,090)	142,393	-	-
Total Assets	628,866	-	$10,257	35,821	246,307	-	-

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Table No.2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31, the average rates for the period, and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2:  U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2005	-	1.2438	1.2018	1.2096
February 2005	-	1.2559	1.2249	1.2335
January 2005	-	1.2351	1.2003	1.2212
December 2004	-	1.2414	1.1837	1.2176
November 2004	-	1.2270	1.1774	1.1904
October 2004	-	1.2725	1.2197	1.2207

Fiscal Years Ended:
5/31/2004	1.3428	-	-	1.3634
5/31/2003	1.5202	-	-	1.3695
5/31/2002	1.5653	-	-	1.3695
5/31/2001	1.5166	-	-	1.3695
5/31/2000	1.4720	-	-	1.4978

3B.

Capitalization and Indebtedness

Table No. 3 sets forth the capitalization and indebtedness of the Company as of the third quarter for fiscal year 2005, February 28, 2005. As of February 28, 2005 the Company had cash and cash equivalents of $582,862. The Company has no debt outstanding to related parties as of the quarter end, and had issued and outstanding common-voting shares of 11,662,994.

Table No. 3:  Capitalization and Indebtedness

As at quarter-end February 28, 2005

SHAREHOLDER’S EQUITY
Common-voting shares issued and outstanding	11,662,994
Contributed Surplus	443,000
Retained earnings (deficit)	(4,303,573)
Net stockholders’ Equity	769,074

TOTAL CAPITALIZATION (as at February 28, 2005)
Stock Options Outstanding	1,125,000
Warrants Outstanding	602,500
Preferred Shares Outstanding	Nil
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

3C.

Reasons For The Offer and Use Of Proceeds

Not Applicable.

3D.

Risk Factors

The business of the Company entails significant risks, and an investment in the Shares should be considered highly speculative for a variety of reasons.  An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.  In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit. We are in the highly speculative business of acquiring, exploring for, and, if warranted, developing properties containing mining precious metals, principally gold. None of our properties contain a known commercially mineable mineral deposit. Our business is subject to the lengthy and expensive process of property acquisition and exploration, with no assurance of success. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  If we are unable to acquire, explore for, identify and/or develop a property for commercial production, investors could lose their entire investment.

We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.  With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interest in the Pony Creek/Elliott Dome Property, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. Our auditors have expressed doubt as to our ability to continue as a going concern. There is no assurance that we will be able to raise the funds on acceptable terms, or at all.  If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment.  If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

Lack of Revenue Producing Operations.  Since inception, the Company has not generated any revenues from mining operations. As of Februay 28, 2005, the Company had an accumulated deficit of approximately $4.3 million. Accordingly, the Company’s business operations are subject to all of the risks inherent in companies without cash flow or earnings. The future earnings, if any, and cash flow, if any, from operations of the Company are dependent, in part, on its ability to locate properties containing commercially mineable mineral deposits, of which there can be no assurance.

Potential Loss of Option Rights if Required Payments are Not Made. In order to acquire our 60% interest in the Pony Creek/Elliott Dome Property, we are required to spend up to $1.5 million US by July 31, 2006 on exploration of the property, with an additional $2 million US due by August 31, 2007, if certain conditions are not met.  At the present time, the Company does not have the necessary funds to pay for the exploration programs due by July 31, 2006.  In the event the Company is unable to pay for the required exploration programs, it would forfeit its interest in the property, including any funds previously paid.

We Could Lose our Interest in the Pony Creek/Elliott Dome Property if Mill City Defaults on its Obligations. In 2004, we acquired from Mill City International Corporation (“Mill City”) an option to acquire a 60% interest in the Pony Creek/Elliott Dome Property, located in Elko County, Nevada.  Mill City, in turn, acquired the Pony Creek/Elliott Dome Property in 2003 from Mr. Carl Pescio (“Pescio”).  If Mill City defaults on its purchase obligations to Pescio, and such defaults are not cured, title to the claims would revert to Pescio.  In such event, the Company’s option to acquire a 60% interest in the property could lapse, notwithstanding that the Company has fulfilled all of its obligations under its agreement with Pescio and Mill City.

Title To Our Mining Properties Has Not Been Verified. Although the title to the properties in which the Company holds interests were reviewed by or on behalf of us, and title opinions were delivered to us, no assurances can be given that there are no title defects affecting such properties. Our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely.  The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper, or other minerals. Gold and other mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold or other mineral-producing countries throughout the world. The prices of gold or other minerals have fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of gold or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold or other mineral prices that are adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We Are Not Engaged in Mining Operations;  In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future.  All of our current activities are exploratory in nature.  If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in the United States and Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment.  Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received.  No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities.  Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company.  Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may elect not to insure against due to prohibitive premium costs and other reasons.

Exchange Rate Fluctuations May Affect the Company’s Costs. Exchange rate fluctuations may affect the costs that the Company incurs in its exploration activities. Gold and other minerals are generally sold in U.S. dollars.  Since the Company principally raises funds in Canadian dollars, but since the Company’s costs are incurred principally in US dollars, the appreciation of the U.S dollar against the Canadian dollar can increase the cost of gold and other mineral exploration and production in Canadian dollar terms.

There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise. Significant and increasing competition exists for the limited number of gold and other precious metal acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large, established mining companies with substantially greater financial and technical resources than us, we may be unable to acquire additional attractive precious metal mining properties on terms we consider acceptable.  Moreover, this competition makes it more difficult for us to attract and retain mining experts, and to secure financing for our operations. Accordingly, there can be no assurance that our exploration and acquisition programs will be successful or result in any commercial mining operation.

We Do Not Have Insurance; We Will Not Be Able to Insure Against All Possible Risks. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability.

Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time.  If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining Company’s operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.  Should a catastrophic event arise, investors could lose their entire investment.

Risk of Mining Operations. Mining and mining exploration is risky activity, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration extraction and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightening, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against.  In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operation suspended or terminated.  This would have a materially adverse affect on our business.

Risk of Adverse Government Policies and Environmental Risks. Government regulations relating to mineral rights, permission to disturb wilderness areas and the right to operate and export minerals can adversely affect us. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects.  Any changes in regulations or shift in political attitude are beyond our control and may adversely affect our business.  Unexpected environmental damage from spills, accidents and severe acts of nature, are risks we do not insure against, and which may by uninsurable.  If any such catastrophic event occurs, investors could lose their entire investment.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations.  The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected. Our exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s exploration activities and its financial condition.

Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies.  Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company.  Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue.  There can be no assurance that the Company will be able to pursue such opportunities because of our officers and directors’ conflicts.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgists engineers and others.  Similarly, there can be no assurance that the Company will be able to obtain necessary investment capital and technical resources because of our officers and directors’ conflicts.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.  Such conflicts could have a material adverse effect on the Company.

Our Management May Not Be Subject to U.S. Legal Process. The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that all of our officers and directors are neither citizens nor residents of the United States. There can be no assurance that (a) U.S. stockholders will be able to effect service of process within the United States upon such persons, (b) U.S. stockholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (c) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (d) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

(a)

Where the U.S. court, where the judgment was rendered, had no jurisdiction according to applicable Canadian law;

(b)

The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

(c)

The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

(d)

A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

(e)

The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

(f)

The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

(g)

There has not been compliance with applicable Canadian law dealing with the limitation of actions.

Gold Prices are Volatile and Could Decline. Gold prices fluctuate so that there is no assurance, even if substantial quantities of gold are discovered, that our properties will, in the future, prove to be economically viable.  The prices of precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time.  Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods.  The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the price of gold (and of other precious and base metals) will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit. Gold prices fluctuate so that there is no assurance, even if substantial quantities of gold are discovered, that our properties will, in the future, prove to be economically viable.  The prices of precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time.  Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods.  The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the price of gold (and of other precious and base metals) will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

There is a Risk that Our Rights to Conduct Mining Explorations and Operations Could be Challenged by Third Parties Claiming Rights to Our Properties. We do not insure against third party actions claiming rights to explore and mine our properties.  Accordingly, in the event that such a claim is made against us or our properties, our activities could be adversely affected.  The costs of defending our title could be very time consuming and expensive with no guarantee that we would win.  If such a claim is made, it may become difficult or impossible to either continue operations, if any, on the property being challenged and secure investment funds, which would have a materially adverse affect upon us.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

Our Stock Price Could be Volatile.  The market price of a publicly- traded stock, especially that of a mining exploration Company such as ours, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for mining exploration stocks, the strength of the economy generally, the availability of alternative investments, and the breadth of the public market for the stock. The market price of our Shares on the CNQ Exchange in Canada has been, and is likely to continue to be, volatile. Therefore, investors could suffer significant losses if our Shares are depressed or illiquid when an investor desires to sell Shares.

We Do Not Plan to Pay Any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

The Company has Only One Full-Time Service Provider; We do Not Have a Full-Time Chief Financial Officer. The Company’s only full-time service provider is Ray Pecoskie, who is its President and Chief Executive Officer. We do not have a chief financial officer although Richard Brown, Chairman of the Board, is the head of the Financial Audit Committee and the books are held and monitored by Duguay & Ringler, an independent firm specializing in administrative and secretarial services for various companies. The loss of Mr. Pecoskie, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management. Because of the increased obligations imposed by the Sarbanes-Oxley Act of 2002, the absence of a full-time CFO in the future will adversely affect the Company in the United States.

We are Dependent Upon the Continuing Services of Management. In the event that Mr. Ray Pecoskie, our President and Chief Executive Officer, ceases to be employed by the Company, we would be materially and adversely affected.  We are heavily dependent upon him.  In the event his employment ceases, there is no assurance that a suitable replacement could be employed.  The Company has no key-man life insurance or written consulting agreements with the Senior Officers or Directors; however the Company has secured the service of Ray Pecoskie through a service agreement dated June 1, 2004.

Future Sales of Common Shares by Existing Shareholders. Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at effective prices per share, which are lower than what the Company’s Shares currently trade at.  Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Grandview Stockholders. The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Grandview stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Grandview, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Grandview Stockholders. Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its Directors, consultants, and sole employee options to purchase common-voting shares as non-cash incentives. To the extent that significant numbers of such options may be exercised, the interests of the other stockholders of the Company may be diluted.

As a "foreign private issuer”, Grandview is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act. This may result in Shareholders having less complete and timely data. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data than would be provided for United States issuers, not exempt from such statues.

ITEM 4:

INFORMATION ON THE COMPANY

4A.

History and Development of the Company

Grandview Gold Inc. (the “Company”) was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited.   Grandview was primarily engaged in the mineral exploration and resource sector up to April 27, 1987, when trading of the Company’s securities was ceased by the Ontario Securities Commission, and the Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview found this initiative to be unfavorable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

A Province of Ontario Articles of Amendment was filed on November 6, 1979, changing the name to Grandview Energy Resources Incorporated. On September 22, 1983, a second Article of Amendment changed the Company’s name to Consolidated Grandview Inc.

Consolidated Grandview Inc. (the predecessor of Grandview Gold Inc.) was issued a temporary cease trade order by the Ontario Securities Commission on April 16, 1987, which was subsequently extended by a Cease Trade Order (CTO) issued by the OSC on April 29, 1987. At the time of the CTO, the common shares of the Company were quoted on the Over-the-Counter Automated Quotation System, a predecessor of the Canadian Dealer Network (“CDN”). Subsequent to the CTO, the Company remained more or less inactive until recently.

During 1998, the Company shifted its business focus from mineral exploration to operating as a merchant bank with a business plan to acquire significant equity in high technology companies with prospects for exceptional growth. In November 1998 an initial investment was carried out with Navitrak International Corporation (“Navitrak”), a public company whose common shares were quoted on the Canadian Dealing Network (“CDN”).

On November 2, 2000, the cease trade order referenced above was lifted and on February 4, 2003 the cease trade order was re-issued for late filing of financial statements. During this same period, the Company determined that the initiative to invest in high technology companies was unfavourable and as such decided to re-instate the Company’s original business mandate and focus on mineral exploration and development.

During 2003, the Company attracted a new management team including a new board of directors and prepared to seek out a viable exploration property beyond its existing patented mining claims located in the Red Lake Mining Area of northwestern Ontario. The Company also addressed all outstanding financial matters and prepared to submit a request to the OSC to lift the existing cease trade order.

The cease trade order was lifted on May 6, 2004 and subsequently, on July 6, 2004, the Company filed Articles of Amendment changing its corporate name to Grandview Gold Inc.

The Company’s executive office is located at:

Suite 400, 56 Temperance Street

Toronto, Ontario, M5H 3V5

Canada

Its registered and records office is located at Suite 400, 56 Temperance Street, Toronto, Ontario, Canada.  Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in Table No. 4, shown below.

Table No. 4:  Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000

(1)

Units sold as 1 common share for $1.00/share. No commissions paid.

(2)

Each unit consisted of 1 common share and ½ share purchase warrant. The units were sold for $1.00/unit. Each whole share purchase warrant is convertible to one common share at and exercise price of $1.50 until December 23, 2005. Commission was paid in the form of 100,000 warrants exercisable at $1.15 until December 23, 2005.

4A.1.

Capital Expenditures

Table No. 5 shows historical capital expenditures

Table No. 5:  Capital Expenditures

Fiscal Year	Expenditures
Fiscal 2000	$765,080
Fiscal 2001	$361,100
Fiscal 2002	$240,000
Fiscal 2003	$30,000
Fiscal 2004	Nil

4B.

Business Overview1

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 100% interest in eleven mining claims located in Manitoba, Canada. and (iii) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada. The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating all of its resources on exploration of the Pony/Creek Elliott Dome Property. There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

The Company originally acquired its option to acquire a 60% interest in the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”). The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005 (the “Option Agreement”).  The Pony Creek/Elliott Property currently consists of 678 unpatented lode mining claims, each about 20 acres in size, totalling approximately 13,560 acres (5,488 hectares).  Mill City acquired a 100% interest in the Pony Creek/Elliott Property pursuant to agreements with Pescio dated June 1, 2003 and August 28, 2003, as amended May 15, 2004, August 2, 2004, and December 17, 2004 and further expanded the project to its current size through additional staking.

The Company believes the Pony Creek/Elliott Property has the potential for a commercial gold deposit. However, the property does not contain a known commercially mineable mineral deposit, otherwise referred to as “ore.”

_______________________________

1 See Glossary for term used throughout this Registration Statement.

Our business is highly speculative.  We are exploring for base and precious metals.  Ore is rock-containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals, which can be sold at a profit.

Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straightforward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers.  Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed.  This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages.

If exploration programs discover what appears to be an area, which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body.

Things that will be analyzed by us in making a determination of whether we have a deposit, which can be feasibly mined at a profit, include:

1.

the amount of mineralization, which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.

the expected mining dilution;

3.

the expected recovery rates in processing;

4.

the cost of mining the deposit;

5.

the cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

6.

the costs to construct, maintain, and operate mining and processing activities;

7.

other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.

the costs of capital;

9.

the costs involved in acquiring and maintaining the property; and

10.

the price of the precious or base minerals.  For example, the price of one ounce of gold for the years 1999-2004 ranged from a low of  $271 U.S. in 2001, to a high of $ 454.20 U.S. in 2004.  At March 31, 2005, the price of gold was $428.70 U.S. per ounce. Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•

seeking to sell the deposit or the Company to third parties;

•

entering into a joint venture with larger mining company to mine the deposit; or

•

placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant.  Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves.  If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation.  Reference is made to “Item. 3. Key Information. D. Risk Factors.”

4C.

Organizational Structure

The Company has no subsidiaries.

4D.

Property, Plants and Equipment

4D.1

Pony Creek/Elliott Dome Property, Elko County, Nevada

To date, the Company’s only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Nevada, (ii) a 100% interest in eleven mining claims located in Bissett, Manitoba, Canada, and (iii) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada. The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.”  Though the Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property, the Company has budgeted $50,000 over the next twelve months for exploration of the property in Bissett, Manitoba, Canada.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

The Company originally acquired its option to the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”).  The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005 (the “Option Agreement).  The project was further expanded in size through staking. The Pony Creek/Elliott Property currently consists of 678 unpatented lode mining claims, each about 20 acres in size, totalling approximately 13,560 acres (5,488 hectares).

In 2003, Mill City acquired from Pescio a 100% interest in the Pony Creek/Elliott Dome Property.  To acquire its interest, Mill City (i) paid Pescio $60,000 US, (ii) issued Pescio 200,000 of its common shares, and (iii) granted Pescio a net smelter return royalty (“NSR”) of 4%, which has subsequently been reduced to a 3% NSR.

In addition, Mill City is required to make the following advance royalty payments to Pescio:

Year	Amount
June 1, 2004	(paid) $45,000
June 1, 2005	$75,000
June 1, 2006	$100,000
June 1, 2007	$150,000
June 1, 2008	$200,000
And every June 1 thereafter until the property goes into commercial production

The amendment to the Option Agreement dated December 3, 2004 states that Grandview has now assumed all payment obligations to Pescio and all work commitments under the Option Agreement, in place of Mill City.

Mill City is also required to pay annual rentals to the Bureau of Land Management of $100 per claim on or before September 1 of each year and $8.50 per claim to the Elko County Recorder on or before November 1 of each year.  For 2004, rental payments on the original 319 claims totalled approximately $42,000 US, while the rental payments on the additional 359 claims acquired through staking totalled approximately $72,000 US. No other rental payments are outstanding at this time. Work commitments under the Option Agreement require  $500,000 US in work expenditures by July 30, 2005.

Agreement with Mill City International Corporation

Pursuant to the Option Agreement, the Company was granted an option to acquire from Mill City a 60% interest in the Pony Creek/Elliott Dome Property, located in the Elko County, Nevada. In consideration of Mill City granting it the option, on August 10, 2004 the Corporation issued Mill City 400,000 of its common shares.  To exercise it option to acquire the 60% interest, the Corporation is required to incur expenditures on the Pony Creek/Elliott Dome Property of at least $3,500,000 by August 31, 2007 as follows:

1.

By July 31, 2005, the Company must make or cause to be made exploration expenditures of $500,000 US.

a.

$58,111 US has already been incurred by the Company, such amount consisting of  $36,000 US in staking costs of new claims and a cash bond in the amount of $22,111 US paid to the Bureau of Land Management for the pending exploration program plus the assumption of all required County and Bureau of Land Management fees for the period from September 1, 2004 to August 31, 2005, covering existing claims as well as new claims staked in the interim period and payable on or before August 31, 2004; and

b.

$160,000 Can. will be deemed to have been incurred by the Company upon its issuance to Mill City of 118,500 shares of common shares by April 23, 2005. This transaction has successfully taken place.

2.

By July 31, 2006, the Company must make or cause to be made exploration expenditures of $1,000,000 US.

3.

Mill City shall carry out at least 5,000 feet of drilling on the Property within three years followed by a yearly commitment of 7,500 feet until completion of a bankable feasibility study (report). After completion of 2,000 feet of the initial 5,000 foot commitment on the Property, the parties may agree that all or a portion of the remaining 3,000 feet of drilling maybe drilled on one or more of any other five (5) properties subject to similar agreements entered into between Mill City and Pescio as of the date hereof. Excess footage drilled on the Property in any year can be carried forward to subsequent years and the drilling commitment on any of the other five (5) properties may be extended for a period not to exceed eighteen (18) months Mill City shall pay Pescio $10.00 per foot committed to and not drilled within the applicable time period referred to above.

If the Company makes the required $3,500,000 US in expenditures, it will be deemed to have earned its 60% interest in the Pony Creek/Elliott Dome Property.   The date upon which the Company earns the 60% interest is referred to as the Vesting Date.

Within 90 days of the Vesting Date the Company will be required to prepare and provide to Mill City a proposed exploration program and budget.  Mill City will then have 60 days to elect to either:

1.

convert its 40% interest in the Pony Creek/Elliott Dome Property into a 20% carried interest whereby :

a.

Mill City shall have a carried non-assessable 20% interest in the property up until the time a bankable feasibility study, as defined in the Joint Venture Agreement to be entered into between the Company and Mill City, set forth in Schedule C to the Option Agreement, has been completed by the Company and shall not be required to contribute 20% of the costs of any exploration or related costs on the property;

b.

Mill City shall have all of the other rights and benefits relating to its 20% interest in the property; or

2.

accept the proposed exploration program and budget at which time the Company and Mill City will be deemed to have formed a joint venture for exploration of the Pony Creek/Elliott Dome Property, with the Company the Operator of such joint venture.  The terms of such joint venture are set forth in Schedule C to the Option Agreement.

If the Company does not provide Mill City with a proposed exploration program and budget within 90 days of the Vesting Date, then Mill City may provide to the Company its own proposed exploration program and budget.

Unless the Company approves Mill City’s exploration program and budget and elects within 60 days of receiving it from Mill City to be the program’s operator, Mill City will be entitled to become operator for the project.

If Mill City elects to convert its 40% interest in the Pony Creek/Elliott Dome Property into a 20% carried interest, then upon completion of a bankable feasibility study Mill City’s 20% carried interest shall be converted into a 20% participating interest, requiring Mill City to pay for 20% of the costs of the joint venture.

In the event either the Company or Mill City fails to make any required payments pursuant to their obligations under their joint venture, such party’s interest in the joint venture would be reduced.

Information Regarding Pony Creek/Elliott Dome Property

The following information regarding the Pony Creek/Elliott Dome Property’s location, access, history, planned exploration activities, and related topics are summarized from a report titled “Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation,” prepared by R. H. Russell, M.Sc., Licensed Geologist (“Russell”), and dated March 18, 2004 (the “Russell Report”).  There is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property.

Midas
Ivanhoe
Dee
Ren
Bootstrap
Blue Star
Goldstrike
Genesis
Winnemucca
Carlin
Gold Quarry
Elko
Maggie Crk.
Rain
Railroad
Trout Crk.
S. Bullion
PONY CREEK PROJECT
Lovelock
Bellview
White Pine
Bald Mtn.
Casino - Winrock
Alligator Ridge
Illipah
Reno
Fallon
Hawthorne
Tonopah
0
50 miles
0
80 kilometers
County Boundaries
STATE OF NEVADA
Las Vegas
N

PONY CREEK PROJECT

Index Map

Mill City International Corporation

Adapted From Figure by Dr. E. W. Abbott,

September, 2003

ELKO COUNTY, NEVADA

March, 2004

RICK HAROLD RUSSELL

Figure 1

Figure 1. Pony Creek Project

(a)

Property Description and Location

The Pony Creek/Elliott Dome property is now comprised of a total of 678 unpatented lode mining claims located across the crest of the southern part of the Pinyon Range at elevations ranging from 6,600 feet to about 8,000 feet. The Pony Creek property is located in the Larrabee mining district of Elko County, Nevada in the southern half of the Carlin Trend, 28 miles southeast of the town of Carlin and 19 miles south of Newmont Gold Company’s (“Newmont”) Rain Mine. Access to the claims from the west is by traveling the Indian Pony road off State Highway 278 or from the east via the Red Rock Ranch road off a junction with State Highway 228.  Thereafter, travel to the property is primarily on graded, gravel roads.

 Other than scattered prospect pits, no mine workings, tailings ponds, or waste dumps are located on the claims.

According to the Russell Report, prior to the commencement of any surface disturbance, Mill City must obtain documents from the Bureau of Land Management office in Elko, Nevada, which permit activities such as trenching, drilling, or construction of new roads. Mill City will also be required to post a reclamation bond prior to performing any surface disturbance; however, no Environmental Impact Statement is needed to conduct work on the claims.

(b)

Accessibility, Climate, Local Resources, and Infrastructure

Most of the property is comprised of dry, sagebrush, and grass-covered hills with a few juniper and pinyon pines. The temperatures are cool to cold during the winter, with occasional moderate snowfalls, and are warm during the summer with cool nights. The area is fairly dry, with infrequent rains during the summer. Total annual precipitation is about 9 inches per year, mostly as snow during the winter months. The climate is favourable for year-round mining and exploration may be done from May through November after which road access is limited by snow during the winter and mud in the spring. Conditions are highly variable from year to year.

According to the Russell Report, a highly trained mining-industrial workforce is available at Carlin and Elko, and throughout north-central Nevada. Power for a modem mill can be brought in from the vicinity of Elko, but ranch power is available only a few miles away. Water is not available on the surface, but was encountered in most of the reverse circulation drill holes. The claims carry with them the surface rights for mining and no local residents are present. Although the area is hilly, sufficient flat areas are present in the property area for potential processing plant sites, tailings storage areas, waste disposal areas and leach pads.

(c)

Geology

According to the Russell Report, the Pony Creek/Elliot Dome Project lies within the southern extension of the Carlin Trend, along the axis of Pinyon Range Anticline, paralleling the crest of the Pinyon Range.

The Mississippian Webb Formation underlies the majority of the property. The Mississippian Webb Formation is the primary host for gold deposits in the South Pinyon Range and is described at the Rain, South Bullion and Trout Creek deposits as consisting primarily of siliceous mudstone and calcareous siltstone. According to Russell, the Webb Formation is an excellent host for disseminated gold deposits. Presently, the Webb Formation remains untested at the Pony Creek/Elliot Dome Project. Middle to upper Devonian carbonate rocks through Permian clastic sedimentary are exposed at surface through the Pony Creek/Elliott Dome Property. This sill-like body, which has intruded the Palaeozoic aged sedimentary rocks along the axis of the Pinyon Range Anticline, is composed of two lobes and contains rocks that have been variously described as rhyolite, felsite or felsic porphyry. Older, Tertiary sedimentary rocks of Palaeocene to Eocene age, composed of conglomerate, sandstone, siltstone and limestone are found to the northeast of the Pony Creek/Elliot Dome Property.

The Pony Creek/Elliot Dome Property lies in the southern extension of the Carlin Trend. The Rain deposit, currently owned by Newmont, is located in the northern part of the Pinyon Range and is the southernmost mine on the Carlin Trend. In addition to the Pony Creek/Elliot Dome Project, several other deposits occur within the Pinyon Range and Railroad, South Bullion, Trout Creek, Emigrant, NW Rain, Tess and Saddle, all of which are current or past producing projects. Most of the gold associated with the Rain properties is located in siliceous mudstones and calcareous siltstones of the host rock known as the Mississippian Webb Formation, a geologic feature also common to the Pony Creek/Elliot Dome Property. The Company believes that this is the best potential host rock in the region for the discovery of a Rain-type gold deposit. As such, an exploration model based on the Rain properties has been introduced for use on the property, which outlines exploration for viable targets within the rocks of the unexplored Mississippian Webb Formation.

(d)

History of Exploration on the Pony Creek/Elliott Dome Property

According to the Russell Report, mineral exploration in southwest Elko County has been occurring since the late 1850s when various prospectors, on their way to the California gold fields, passed through Nevada. In 1869, silver, gold, copper, lead and zinc were discovered 13 miles to the north of the Pony Creek/Elliot Dome Project in the Railroad mining district. This district was worked heavily for copper, lead and silver through the late 19th century and into the early 20th century, with an estimated $4.7 million US in lead, copper, silver, gold and zinc being produced between 1869 and 1968.

In 1980, during a search for additional gold deposits along the Carlin Trend, Newmont completed a regional stream sediment sampling program, which returned anomalous gold and arsenic on what is now the Pony Creek Property. Newmont subsequently staked 100 claims to cover the prospect during the same year and added a further 80 claims in 1982 to cover additional ground in the area.

According to the Russell Report, between 1981 and 1989 Newmont completed over 50,000 feet of drilling.  Based upon this drilling Newmont believed there was significant gold mineralization on the property. Newmont continued to explore the Pony Creek Property up until 1990 when it entered into a joint venture agreement with Westmont Mining, Inc.

According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided in the following table:

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As. 100 claims located
1981-1989	Newmont	110 RC Holes (49,346 ft.) 2 Core Holes (1,834 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas. 80 additional claims staked. Review and compilation of property data. Completion of soil sampling and mapping.
1990-1992	Newmont-Westmont JV	31 RC Holes (15,085 ft.)	Property optioned by Westmont. JV formed with Westmont as the operator. Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994-1995	Quest-Uranerz JV	15 RC Holes (12,530 ft.)	Quest enters into JV with Uranerz as operator. Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996	Quest	None	Data compilation and analysis.
1997-1998	Quest-Barrick JV	RC Holes (3,185 ft.)	Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999-2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001-2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.

(e)

Mineral Resource Estimates

According to the Russell Report, a total of 175 drill holes, totalling 95,511 feet have been drilled on the Pony Creek/Elliott Dome Property to date, with results known from all but seven of the holes. Of those 167 drill holes, for which information is available, 88 drill holes (50.3%) have gold intercepts of at least 5.0 feet grading 0.010 ounces of gold per ton.

The primary goal of most of the previous exploration programs on the Pony Creek/Elliott Dome Property was to develop an open pit gold deposit. As a result, 92.5% of the gold intercepts at a cut-off grade of 0.015 ounces of gold per ton are within 500 feet of the surface.

The following tables summarize the resource estimates prepared for the Pony Creek/Elliott Dome Property, which are based upon an analysis of the assay data resulting from the drilling conducted on the property in the past.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Resources	Tons	Grade (oz/ton)	Gold Ounces
Indicated	1,124,000	0.058	65,000

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Resources	Tons	Grade (oz/ton)	Gold Ounces
Inferred	32,409,000	0.044	1,426,000

According to the Russell Report, the Indicated Resource estimate was prepared by Newmont relatively early on in their drilling program. The Inferred Resource estimates were based on 151 drill holes drilled within the area of resource potential, an area roughly 2.4 miles long by 2,000 feet wide on the southern end and 4,800 feet wide on the northern end, centrally located within the Pony Creek Property.

In September 2003, Mill City completed a technical report on the Pony Creek/Elliott Dome Property that included details of a proposed new drilling program. According to the Russell Report, the September 2003 report concluded that continued evaluation of the shallow, known gold mineralization on the property was warranted, as well as the further exploration for deeper, higher-grade gold mineralization. The report also recommended and outlined a two-phase drilling program totalling 20,000 feet at an estimated cost of $481,000. The Company believes that the recommended drilling program has an excellent chance of discovering a significant, commercial gold deposit on the Pony Creek/Elliott Dome Property, and, ultimately, has excellent potential for development as an open pit gold deposit.  However, at the present time, there is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property, and there can be no assurance that one will ever exist.

To date, no mineral production has been recorded from the Pony Creek Property and no workings larger than a few small prospect pits are known from the area.

Exploration Program for 2005

In 2005, the Company plans to undertake the exploration program recommended in the Russell Report, which follows the recommendations set forth in the 2003 report prepared on the property.  To date most of the drilling on the Pony Creek/Elliott Dome Property was focused with the goal of developing a shallow gold resource.  At the present time, only a limited part of the property has been drilled, with a major portion of the property unexplored. Accordingly, the Company is following the recommendations set forth in the Russell Report, and is planning to undertake a two-phase drill program totalling 20,000 feet for the Pony Creek/Elliott Dome Property. The purpose of the program will be to evaluate the property’s known gold mineralization, as well as explore for deeper, higher-grade gold mineralization. A detailed budget is outlined below:

Phase 1: Initial Test Drilling
Drill Site Selection and Mapping	$10,000
Permitting and Bonding	10,000
Drill Site Preparation	10,000
Mobilization-demobilization	1,500
Field Crew (1 geologist, 1 geotech; 4 weeks)	20,000
Field Costs	10,000
Drilling Costs (5-10 holes, 10,000 feet)	150,000
Assays (2,000 samples @ $12 each)	24,000
Reclamation	5,000
Data Analysis and Report	5,000
Phase 1 Total	$245,500

Phase 2: Follow-Up Drilling
Permitting and Bonding	$10,000
Drill Site Preparation	10,000
Mobilization-demobilization	1,500
Field Crew (1 geologist, 1 geotech; 3 weeks)	20,000
Field Costs	10,000
Drilling Costs (5-10 holes, 10,000 feet)	150,000
Assays (2,000 samples @ $12 each)	24,000
Reclamation	5,000
Data Analysis and Report	5,000
Phase 2 Total	$235,500

GRAND TOTAL	$481,000

The first phase should take approximately 6 months to complete, whereby Grandview will review the results. Phase 2 cannot begin until the results from Phase 1 have been reviewed.

Grandview has contracted the services of Watts, Griffis and McOuat, a geological consulting firm out of Toronto Ontario, Canada, as well as Matrix Geo-Technologies Inc. from Toronto, who will provide geophysical surveying and consulting. Carlin Trend Mining Services out of Nevada will be providing GPS grid and mapping, along with drilling work crews. The president of the Company, Mr. Ray Pecoskie, a member of the Professional Engineers of Ontario, will over-see the activities of these outside consultants.

If the two-phase drilling program is successful, of which there can be no assurance, Russell recommended that an extensive program of development drilling be conducted.  Russell recommended that approximately 150 holes be drilled at an estimated cost of $4.5 million.

The Company intends to pay for the Phase 1 and Phase 2 drilling program from its working capital. At this time, the Company does not have the necessary funds to pay for this program and there can be no assurance that it will be able to obtain the necessary funds.

To date, the Company has not completed any exploration or development work on the property.

4D.2.

Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of eleven strategically located claims, totalling 234 hectares. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometers northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

Agreement with Wildcat Exploration Ltd. (the “Vendor”)

On April 1, 2005, the Company entered into a purchase and sale agreement (the “Agreement”) with Wildcat Exploration Ltd., for 11 mineral dispositions (the “Property”) totalling 234 hectares on claims within Bissett Gold Camp, located in the Province of Manitoba, Canada. Pursuant to the terms of the Agreement

1.

The Vendor agreed to sell to the Company, and the Company agreed to purchase the Property effective April 1, 2005.

2.

The purchase price is one hundred thousand dollars ($100,000.00) and seventy thousand (70,000) common shares of the Company, which shall be free trading as of October 1, 2005.

3.

$60,000 was paid April 1, 2005, following receipt of a duly executed Quit Claim by the Vendor and together with transfers of the Property in form registerable in the Mining Recorder’s Office in Winnipeg, Manitoba, Canada. The balance of $40,000 was paid April 29, 2005. Refer to Item 19: Exhibits 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

(a)

Property Description and Location

The Bissett Gold Camp is located on the Rice Lake greenstone belt, near the Manitoba/Ontario border and approximately 240 kilometers northeast of Winnipeg, and approximately 90 kilometers west of the Company’s  Red Lake property interests.

Figure 2. General Location of Bissett, Manitoba

The following table lists the Company’s claims on the Bissett Gold Camp.

Table No. 6:  List of mining claims and Due Date

Claim#	Name	Area (Ha)	Due Date*
MB1696	WILDCAT	36	6/30/2005
MB2129	ASHLEY FR.	6	4/23/2006
MB2121	D-LISH	7	4/10/2007
W53272	CUPP 2 FR.	14	8/3/2005
W53561	CUPP 3	8	8/4/2005
W53273	RANDY FR.	8	11/28/2005
MB2974	COUGAR 3	86	1/12/2006
W46040	MEL	14	2/2/2006
W46039	JIM	17	2/2/2006
ML-26	PACKSACK	18	4/1/2006
357	CLAPPELOU	20	11/1/2005
TOTALS	11 CLAIMS	234

*NOTE: For all claims requiring renewal, the Company will update those claims for an additional twelve month period on or before May 10, 2005.

(b)

Accessibility, Climate, Local Resources, and Infrastructure

The area was covered by the most recent continental glaciers, which scoured the property and exposed many rock outcrops throughout the property. The vegetation is deciduous: birch, poplar mixed with tamarack, spruce and jack pine.

The access to the property is by driving a car or truck along Provincial Highway 304 and simply parking anywhere along the side of the road. The mining town of Bissett is located less than 10 km from nine of the eleven mining claims.

The weather, climate and seasons should not significantly affect the length of the operating season on this property because the terrain is flat and all-weather-road accessible.

Three of the 11 claims acquired, the Packsack Claim, Claim  #W46039 and W46040, have existing mine shafts. A modern mill at the nearby San Antonio Gold mine is due to go back into production this fall.

At this time, the property does not contain a known commercially mineral deposit.

(c)

Geology

The property is located in the Rice Lake greenstone belt, which is home to the San Antonio Gold Mine. A Canadian National Instrument 43-101 compliant technical report titled Proposal to do Exploration Work on the San Norm Gold Property authored by Ferreira, 2002 (the “Ferreira Report, 2002”) provides more technical detail of the regional geology. A copy of this form can be found at www.sedar.com, under the company named ‘San Gold Resources’. Listed under the company’s public filings, dated October 31, 2003, ‘Technical Report’.

(d)

History of Exploration on the Bissett Gold Camp

The italicized text below is taken directly from Ferreira Report, 2002.

In 1900 J.B. Tyrell of the Geological Survey of Canada published a report that indicated that the Bissett area had potential for gold mineralization.  It was not until March 1911 that E.A Pelletier who was prospecting became interested in the area while working for the Royal North West Mounted Police.   It is thought that he was introduced to Duncan Twohearts who took him to the shores of Rice Lake where they found a boulder of quartz that had pure gold within.  It was after this find that the first claims were staked in the area.  This event was followed by prospecting and staking in the surrounding region, leading to small-scale gold production by 1916 from the Gold Pan property southeast of Rice Lake.

Exploration was carried out but it was not until 1922 when J.A Reid’s work stimulated enough interest to form the Wanipigow Syndicate.  Underground development was started and by 1927 Wanipigow Mines Ltd. was incorporated.  The first gold brick was poured at the site of the Poundmaker mine, in 1923 that came from a two-compartment shaft and small stamp mill.  Prospecting activity spread to the Beresford lake area with the commencement of gold production by Central Manitoba Mines Ltd. in 1927, which continued for 10 years.

At this time Bissett was a very remote location.  The site was the first in all of Manitoba to use float planes to carry in passengers.  Most if not all supplies were transported across Lake Winnipeg and then up the Wanipigow River.

By this time other operations were running in the Bissett region.  In 1929 investment was reduced due to the crash of the stock markets.  13 mines have operated within the Bissett camp in addition to this many small exploration shafts have been sunk.  The most famous mine in the camp - the San Antonio - has had a long history.   This deposit is one of the Provinces’ most important gold mines and after 36 years of continuous production, which ceased in 1968, had yielded 41,519 kg (1,334, 892 oz) of gold and 5978 kg (192,205 oz) silver. Production by several subsequent owners increased the total gold extracted to approximately 1.5 million ounces of gold.

(e)

Exploration Program

The Company intends to study existing drilling data on the property and evolve an exploration program over the next 90 days, involving the expenditure of $20,000-$25,000. The exploration program will include a geophysical modeling survey to provide geological data and structural analysis to depths of 2,000 feet. Over the next twelve months, the Company intends to invest a maximum of $50,000 on the property. A detailed exploration budget is currently in development.

There is no known commercially mineable mineral deposit on this property and there can be no assurance that a commercially mineable mineral deposit exists on this property.

(f)

Land Transfer, Licenses and Property Taxes

The Company is required to make certain payments to complete the transfer of mining claims, and to keep the claims in good standing.

Table No. 7:  Land Transfer, Licenses and Property Taxes.

Fee Description	Amount	Schedule
Mineral Disposition Transfer Fee	$ 110.00	One-time (completed)
Prospecting License Application Fee	200.00	One-time (completed)
Property Taxes	3,272.50*	Annually

_______________________

*The annual fee for property taxes may change, subject to local property tax fluctuations.

Refer to Item 10C. Material Contracts: 6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005; and Item 19: Exhibits: 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

4D.3.

Red Lake Property, Ontario

The Company currently holds 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern Ontario. The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine.

The Company has not undertaken any exploration activities on these claims and it has no plans to do so in the immediate future, though the Company intends to attempt to explore potential joint venture arrangements with major mining companies already involved in exploration and operating in the Red Lake Area.  However, there can be no assurance it will be able to enter into any joint venture or other arrangements regarding this property. This property has no known commercially mineable mineral deposit.

There are no requirements by the Company to make additional payments or filings to keep these claims in good standing as they are held under patents.

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2004, 2003, and 2002, and the nine month period ended February 28, 2005 and February 29, 2004, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Registration Statement.  Unless indicated otherwise, all references herein are to Canadian dollars.  Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 13 of the financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Registration Statement.

Overview

From its incorporation in 1945 until 1987, the Company was primarily engaged in the mineral exploration and resource sector. On April 27, 1987, the Ontario Securities Commission issued a cease trade order on Company’s securities. The Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, the Company Grandview found this initiative to be unfavourable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

In the months leading up to May 31, 2004, the Company decided to seek out a new management team, identify an exploration property of merit, complete with a geological report in accordance with the Canadian National Instrument 43-101, and establish financing to provide the necessary working capital for an exploration program.

During the past twelve months the Company has acquired or maintained interests in three mining properties:  (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 100% interest in eleven mining claims centrally located in the Bissett Gold Camp in north-eastern Manitoba, and (iii) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada. The Pony Creek Property and Elliott Dome Property are collectively referred to as the Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony Creek/Elliott Dome Property, though it has earmarked $50,000 for exploration of the Bissett Gold Camp claims, in Bissett, Manitoba, Canada. There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

The Company acquired its option to acquire a 60% interest in the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”).   The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005.  Reference is made to Item 4D. Information on the Company:  Property, Plant and Equipment for a discussion of the Company’s interest in this property.

In addition to acquiring its option to acquire a 60% interest in the Pony Creek Elliott Dome Property, in 1945 the Company acquired a 100% interest in eight mining claims covering approximately 60 hectares in close proximity to Goldcorp’s Red Lake Mine located in District of Kenora in northwestern Ontario. Due to a lack of funding, the Company has elected not to undertake any exploration programs on the property in the near future.  However, in the coming fiscal year, the Company intends to explore a joint-venture agreement with one or more of the exploration and mining companies, which are actively involved in such activities within the Red Lake Gold Mining Camp. However, there can be no assurance the Company will be able to enter into arrangements with any company to explore and, if warranted, to develop the property.

In April 2005, the Company acquired a 100% interest in eleven mining claims in the Bissett Gold Camp in southeastern Manitoba, covering 234 hectares in close proximity to the Bissett Gold Mine, a mine slated to resume operations later in 2005. The Company is currently developing an exploration program for the property and intends to invest up to $50,000 over the next twelve months. Reference is made to Item 4D. Information on the Company:  Property, Plant and Equipment for a discussion of the Company’s interest in this property.

5.A.

Operating Results

For the past three years the Company’s activities have concentrated on its efforts to re-enter the mining exploration business, as described above.  Recently, the Company has spent most of its time negotiating two agreements i) with Mill City to acquire its option to acquire a 60% interest in the Pony Creek/Elliott Dome Property in Elko County, Nevada, and ii) with Wildcat Exploration Ltd, to acquire eleven mining claims located in the Bissett Gold Camp, near Bissett, Manitoba. The company was also taking the necessary steps to allow the public trading of the Company’s Shares in Canada. During this time, no revenues were realized. The Company has funded operations during the period through the sale of its Shares.  During the current fiscal year the Company has sold a total of 1,450,000 Shares, receiving gross proceeds of $1,450,000.

Nine Months Ended February 28, 2005 Compared to Nine Months Ended February 29, 2004 (unaudited)

For the nine months ended February 28, 2005, the Company had a net loss of $844,097, compared to a net income of $26,286 for the nine months ended February 29, 2004.  This change can primarily be attributed to management & investor relation services (2005: $361,321 v 2004: $8809) and a non-cash compensation expense of $418,000, recorded as the cost of the vested options granted to various individuals in October 2004.

Twelve Months Ended May 31, 2004 Compared to Twelve Months Ended May 31, 2003

For the fiscal year ended May 31, 2004 the Company had net income of $1,058 compared to a net loss of $213,473 for the fiscal year ended May 31, 2003.  The change was primarily as a result of a gain on a forgiveness of debt, along with no loss being recorded on the sale of long-term investments, compared to the $121,419 recorded on in 2003.

Twelve Months Ended May 31, 2003 Compared to Twelve Months Ended May 31, 2002

For the fiscal year ended May 31, 2003 the Company had a re-stated net loss of $213,473 compared to a re-stated net loss of $146,025 for the fiscal year ended May 31, 2002. The primary reason for the increased loss was due to a $121,419 loss on a sale of long-term investments.

5B.

Liquidity and Capital Resources

At the end of the company’s most recent fiscal quarter, February 28, 2005, the Company had cash on hand of approximately $582,862, compared to cash on hand of $1 at May 31, 2004. The increase is due to the sale of the Company’s Shares in four private placements, pursuant to which the Company sold a total of 1,450,000 Shares, receiving gross proceeds of $1,450,000.

In 2005 the Company intends to undertake an exploration program based upon the Russell Report, described in Item 4D Information on the Company: Property, Plants and Equipment.  The Russell Report recommended a two-phase drill program totalling 20,000 feet for the Pony Creek/Elliott Dome Property. The purpose of the program will be to evaluate the property’s known gold mineralization, as well as explore for deeper, higher-grade gold mineralization and is expected to cost approximately $481,000 US. The Company plans on paying for this drilling program from its working capital. However there can be no assurance it will be able to raise these funds.

If the two-phase drilling program is successful, of which there can be no assurance, Russell recommended that an extensive program of development drilling be conducted. Russell recommended that approximately 150 holes be drilled at an estimated cost of $4.5 million US.  The Company does not have the necessary funds to pay for this program and there can be no assurance that it will be able to obtain the necessary funds.

For the next twelve months the Company believes it will need approximately $781,000 in funds to pay for (i) its exploration activities on the Mill Creek/Elliot Dome and Bissett Gold Camp properties ($531,000) and (ii) its administrative expenses ($250,000). The Company plans to pay for these expenses from its working capital and additional financing to be raised over the next 6 months.  However, there can be no assurances the Company will be able to raise the necessary funds.

Since the Pony Creek/Elliott Dome Property is only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital.

The Company’s capital requirements in the future will be largely dependant upon the success of its various exploration programs.  Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares.  The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally.  See Item 3D. Key Information: Risk Factors.

5C.

Research and development, patents and licenses, etc

During the last three fiscal years, the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the sales of its Shares in various private placements, (ii) negotiating the Option Agreement with Mill City regarding exploration of the Pony Creek/Elliott Dome Property, and iii) negotiating the Purchase and Sale agreement of mineral dispositions on the Bissett Gold Camp.

5D.

Trend Information

Not Applicable

5E.

Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.

Tabular Disclosure of Contractual Obligations

The Company’s only contractual obligations are in connection with its option to acquire a 60% interest from Pony Creek/Elliott Dome Property in Elko County, Nevada, set forth in the following table:

Table No. 8:  Tabular Disclosure of Contractual Obligations

Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Required Exploration Expenditures on Pony Creek/Elliott Dome Property	$ 3,500,000 US	$500,000 US	$3,000,000 US*	$ 0	$ 0
Advance Royalty Payments Due to Pescio**		$75,000 US	$325,000 US	$550,000 US	$200,000 US per year

* Depending upon certain conditions, the Company may be required to spend $2,000,000 US on the property by August 31, 2007, to acquire the 60% interest.

** The Company is required to make advance royalty payments to Pescio in connection with the acquisition by Mill City of the Pony Creek/Elliott Dome Property.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A.

Directors and Senior Management

Table No. 9:  Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
Raymond Pecoskie	President and CEO	June 4, 1948	March 26, 2004
Richard Brown	Chairman, Director	March 25, 1958	March 26, 2004
Ian Grant	Director	June 23, 1958	March 26, 2004
John Hogg	Director	July 11, 1945	March 26, 2004
Joel Strickland	Director	April 13, 1962	December 20, 2004

Raymond P. Pecoskie, P. Eng.

Mr. Pecoskie holds a Bachelor of Applied Science in Chemical Engineering- University of Waterloo and is a member Professional Engineers of Ontario. Mr. Pecoskie offers over 25 years of private & public company management experience. Previously he served as a director and technical advisor to High Desert Resources of Nevada helping them with the Carlin Trend West Leeville, 3,177,561 ounces gold deposit discovery, and the development process as well as joint venture negotiations with Newmont. As the founder and president of Securamax International, Mr. Pecoskie provided leadership in the design, engineering, manufacturing and supply of critical process isolation equipment to Barrick, eliminating serious process problems at Barrick’s Goldstrike Autoclave Gold Processing System and Operations in Nevada. Mr. Pecoskie’s sole focus is now working as the President of the Company.

Richard Brown, MBA

Mr. Brown has been a partner with Osprey Capital (a private investment banking firm based in Toronto, Canada) since November 2001. Mr. Brown brings to the Company experience in public company administration, as he was previously chief financial officer of Navitrak International Company, a publicly traded company. Mr. Brown was responsible for all financial aspects of Navitrak, including raising over $6 million in equity, the negotiation of bank facilities, acquisitions and the development of their business strategy. Prior to Navitrak, Mr. Brown spent ten years with the Bank of Nova Scotia and Scotia Capital Markets in New York. During this time he worked as a corporate lending officer and head of investment grade fixed income origination, focusing primarily on Canadian issuers accessing the U.S. capital markets. Mr. Brown holds a Masters degree in finance from the Daniels School of Business at the University of Denver and a BA in Economics from the University of Guelph. Mr. Brown currently spends a minimum of 12 hours per week on the affairs of the Company. Mr. Brown also holds the position of Director on the Boards of: Phoenician Holdings Corp. and Navitrak International Corp.

John M. Hogg, Certified Geologist

John M. Hogg holds a Bachelor of Science (B.Sc.) Special Honours in Geology from the University of London, 1966 and is a Fellow of the Geologists Society of London (FGS), 1969 as well as a Chartered Geologist (UK), 1990. Mr. Hogg brings over 35 years experience in mineral exploration, including 29 years in the Nevada, Great Basin Region. Mr. Hogg brings   extensive experience in resource exploration and development activities with a number of public companies including supervision of High Desert Mineral Resources as Vice President of Exploration which included supervision of High Desert’s involvement in Newmont Exploration Limited’s operations on the Newmont Gold & Barrick HD Joint Venture Property resulting in the discovery of over 4 million ounces of gold known as the West Leeville, Four Corners and Hardie Footwall deposits located on the Carlin Trend in Nevada. Mr. Hogg currently spends approximately 2-5 hours per week on the affairs of the Company. Mr. Hogg does not hold a position with any other boards at this time.

Ian Grant

Mr. Grant holds a B.A. from Queens University, Kingston Ontario in 1977 majoring in Economics and French and subsequently attended the Sorbonne (Paris IV). Mr. Grant is presently chairman of SeaBiscuit Capital Corporation, a privately held investment firm with holdings in both private and public companies. Mr. Grant was a director for Navitrak International and brings extensive experience in investing in public and private companies. Mr. Grant currently spends approximately of 5-10 hours per week on the affairs of the Company. Mr. Grant also holds the position of Director on the Boards of S Grant Holdings Limited and Dyment Limited.

Joel Strickland

Mr. Strickland is the Chief Executive Officer of Navitrak International and the President of Navitrak Engineering, a technology company based in Halifax, Nova Scotia. A graduate of the University of Western Ontario Ivey School of Business, Mr. Strickland spent several years trading fixed income securities in Toronto and New York before shifting his focus to work with emerging companies. Mr. Strickland currently spends approximately 1-2 hours per week on the affairs of the Company. Mr. Strickland also holds the position of Director on the board of Navitrak International Corp in Canada and Navitrak Engineering Inc. in the US.

6B.

Compensation

Table No. 10:  Compensation of Directors, Management and Employees

Name and Principal Position	Year Ended May 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Raymond Pecoskie* President	2004	Nil	Nil	Nil*	Nil	Nil	Nil	Nil

*

On June 1, 2004, the Company entered into a management agreement with a company owned by the Mr. Pecoskie to provide management and consulting services in exchange for $11,682 per month, which amounted to $118,314 for the nine months ended February 28, 2005.

6B.1.

No Termination Agreements for Executive Officers and Directors

The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person’s employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

6B.2.

Stock Option Plan

On March 26, 2004 the Company’s shareholders approved the establishment of a Stock Option Plan (the “Plan”) for the purpose of providing incentives to directors, officers, employees and consultants of the Company.  The maximum number of Shares reserved for issue under the Plan cannot exceed 10% of the issued and outstanding Shares from time to time.  The total number of Shares, which may be reserved for issuance in any 12-month period is subject to the following limitations:

a)

the number of Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the Company's issued and outstanding Shares;

b)

the grant to Insiders, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 10% of the Company's issued and outstanding Shares;

c)

the grant to any one individual, Options reserving for issuance a number of Shares exceeding in the aggregate 5% of the Company's issued and outstanding Shares;

d)

the grant to all persons engaged by the Company to provide Investor Relations Activities, of Options reserving for issuance a number of Shares exceeding in the aggregate 1% of the Company's outstanding number of listed securities;

e)

the grant to any one Consultant of Options reserving for issuance a number of Shares exceeding in the aggregate 2% of the Company's issued and outstanding Shares.

The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company.  The options are non-assignable and may be granted for a term not exceeding five years.

The Plan is currently administered by the Board of Directors (the “administrator”). Options may be granted to purchase Shares on such terms that the administrator of the Plan may determine within the limitations of the Plan and subject to the rules of applicable regulatory authorities. In determining the number of optioned Shares that may be granted to each optionee, consideration will be given to the optionee’s present and potential contribution to the success of the Company and to any applicable regulatory requirements.

Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time. The number of Shares reserved for issue to any one person pursuant to the Plan may not exceed 5% of the issued and outstanding Shares at the date of such grant.

The exercise price for options granted under the Plan may not be less than the “fair market value” of the Shares at the time of grant as determined by the administrator of the Plan but the CNQ (or any other applicable stock exchange) for the ten trading days prior to the date of grant. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted (or up to ten years from the date of grant if permitted by applicable stock exchanges), subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

6C.

Board Practices

Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

None of the Company’s directors have any service contracts.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Grandview’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Richard Brown, Ian Grant and Joel Strickland.

The Company does not have a remuneration committee.

6D.

Employees

The Company has one full-time employee, Mr. Ray Pecoskie, and no other employees. For further details of Mr. Pecoskie’s agreement, see Item 10C. Material Contracts.

6E.

Share Ownership

6E.1.

Details of Share Ownership

Table No. 11:  Shareholdings of Directors and Senior Management (at April 29, 2005)

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Class
Common	Raymond Pecoskie	3,000	0.000052%
Common	Rick Brown	Nil	-
Common	Ian Grant	101,000	0.9%
Common	John Hogg	Nil	-
Common	Joel Strickland	Nil	-

*

These amounts do not reflect (i) the 750,000 Shares, 150,000 Shares, 75,000 Shares, 75,000 Shares, and 75,000 Shares, which can be acquired pursuant to the exercise of stock options by Messrs. Pecoskie, Brown, Grant, Hogg, and Strickland, respectively.

The following table sets forth the Company’s outstanding stock options as at April 25, 2005.

Table No. 12:  Stock Options Outstanding

Name	Number of Common-voting Shares		Exercise Price	Grant Date	Expiration Date
Ray Pecoskie	750,000	*	$1.00	1-Oct-2004	1-Oct-2009
Richard Brown	150,000	*	$1.00	1-Oct-2004	1-Oct-2009
Ian Grant	75,000	*	$1.00	1-Oct-2004	1-Oct-2009
John Hogg	75,000	*	$1.00	1-Oct-2004	1-Oct-2009
Joel Strickland	75,000	*	$1.10	20-Dec-2004	20-Dec-2009
Tangent Management Corp.	100,000	**	$1.65	1-Apr-2005	1-Apr-2006**

* These options are vesting 25% quarterly

** 50,000 options are expiring Oct. 1, 2005 and the remaining 50,000 expire Apr. 1, 2006

ITEM 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.

Major Shareholders

The Company knows of no one individual who holds more than 5% interest in the company.  At April 25, 2005, there were 11,662,994 Shares outstanding.

At April 25, 2005, there were 100 U.S. holders of record, holding 795,553 common shares, which represented 6.75% of the Company’s outstanding Shares, 315 Canadian holders of record, holding 10,375,941 common shares, which represented 88.07% of the Company’s outstanding Shares. Other shareholders include residents of Switzerland, Bahamas and Bermuda, holding 5.18% of the company. At such date, there were no arrangements, the operation of which could result in a change of control.  All shareholders have the same voting rights with respect to the Shares.

7B.

Related Party Transactions

During the last three years, no director, executive officer, person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

For the nine months ended February 28, 2005, the Company had paid $118,314 to a company owned by the president, Raymond Pecoskie as detailed under Item 6B. Directors, Senior Management, and Employees: Compensation.

7C.

Interests of Experts and Counsel

None.

ITEM 8:

FINANCIAL INFORMATION

8A.

Consolidated Statements and Other Financial Information

Reference is made to Item 17. Financial Statements for the financial statements included in this Registration Statement.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

8B.

Significant Changes

The Company acquired a 100% interest in 11 mining claims for the purchase price of $100,000 and 70,000 common shares. There have been no other significant changes in the Company’s business since the date of the unaudited financial statements for the period ended February 28, 2005.

ITEM 9:

THE OFFER AND LISTING

9A.

Common Share Trading Information

The Company’s common-voting shares trade on the CNQ Canada’s New Stock Exchange in Canada, under the symbol “GVGI”. The initial listing date was effective on the CNQ Exchange in October 2004.

Table No. 12 lists the high and low sales prices on the CNQ for actual trades of common-voting shares of the Company. The table data is condensed to reflect very recent listing, as noted previously. As of April 25, 2005 the closing price for the shares was $1.31.

Table No. 13:  CNQ Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
31-Mar-05	$2.00	$1.60
28-Feb-05	$1.70	$1.85
31-Jan-05	$1.70	$1.11
31-Dec-04	$1.17	$0.99
30-Nov-04	$1.30	$1.00
31-Oct-04	$1.35	$1.19
Annual (Fiscal Year):
May 31, 2005	$2.00	$0.99

CNQ Canada’s New Stock Exchange

The CNQ, Canada’s New Stock Exchange began operations July 25, 2003. As of May 10, 2004, the Ontario Securities Commission officially recognized the CNQ as a stock exchange.

The CNQ offers an alternative to the high costs and large capitalization requirements of the other exchanges, thereby providing junior companies with a visible market for their securities.   The CNQ is recognized by the Ontario Securities Commission (OSC) and is subject to OSC regulatory requirements. The OSC administers and enforces securities legislation in the Province of Ontario. The OSC protects investors from unfair, improper and fraudulent practices, fosters fair and efficient capital markets and maintains public and investor confidence in the integrity of those markets.

Market Regulation Services Inc. (RS) provides market surveillance and regulatory oversight. RS is the independent regulation services provider for Canadian equity markets. It monitors all trades in real-time every day to protect the investor and ensure market integrity.

All dealers must be Investment Dealers Association (IDA) members and adhere to Universal Market Integrity Rules and CNQ’s trading and practice rules. The IDA is the Canadian investment industry’s national trade association and self-regulatory organization. It plays a key role in market regulation, is a strong advocate of public policy and protects investors by ensuring its members follow strict compliance guidelines.

The Company plans to have its Shares traded on the OTC Bulletin Board in the United States during 2005, although there can be no assurance that the Shares will be accepted for trading on this facility.

As of April 25, 2005 the Company had 602,500 Share Purchase Warrants outstanding, expiring December 23, 2005.

9B.

Stock Exchanges Identified

The Common-voting shares trade on the CNQ in Canada. Refer to ITEM 9A – Common Share Trading Information.

9C.

Plan of Distribution

Not applicable.

9D.

Markets

See 9A. above

9E.

Selling Shareholders

Not applicable.

9F.

Dilution

Not applicable.

9G.

Expenses of the Issue

Not applicable.

ITEM 10:

ADDITIONAL INFORMATION

10A.

Share Capital

The Company is authorized to issue an unlimited number of shares, no par value.  At April 25, 2005, there were 11,662,994 common shares issued and outstanding.  At such date, there were options to purchase 1,225,000 shares outstanding, and 602,500  share purchase warrants expiring December 23, 2005.

During the past four years, the Company  has sold and issued the following securities, for the stated consideration.

Table No. 14:  History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2001	Balance	3,270,998	$ 3,378,444
2002	Nil	Nil	Nil
2003	Nil	Nil	Nil
2004	Nil	Nil	Nil
2005	Stock Split 3:1 Private Placement Private Placement Private Placement Mineral Property Acquisition Private Placement	6,541,996 120,000 150,000 175,000 400,000 1,005,000	Nil $120,000 $150,000 $175,000 $4,000 $1,005,000

10B.

Memorandum and Articles of Association

Common Shares

The Company is authorized to issue an unlimited number of Common Shares (“Shares”), with no par value.

The holders of Shares are entitled to such dividends as and when declared by our board of directors, to one vote per share at meetings of shareholders and upon liquidation, to receive such of our assets as are distributable to holders of Shares, subject to the rights of holders, if any, of the Preferred Shares.  All Shares presently outstanding are duly authorized, validly issued, fully paid and non-assessable.  Shares have no preference, conversion, exchange, pre-emptive or cumulative voting rights.

All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the Company’s assets available for distribution in the event of a liquidation, dissolution or winding up of the Company.  There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Corporations Act (Ontario) (the “Act”) and the regulations promulgated thereunder.  Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution.  These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

Articles and By-Laws

The following presents a description of certain terms and provisions of the Company’s articles and by-laws.

General

The Company was incorporated in the Province of Ontario on November 23, 1945.  Its Ontario Corporation Number is 51816.

The Company’s corporate objectives and purpose are unrestricted.

Directors

Pursuant to Section 132 of the Business Corporation Act (Ontario) (“OBCA”), a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

If a quorum of independent directors is present, the directors are entitled to vote compensation to themselves.

Section 137 of the OBCA provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

Section 184 of the OBCA provides that the board may from time to time on our behalf, without authorization of shareholders:

•

borrow money upon Company credit;

•

issue, reissue, sell or pledge debt obligations of the Company;

•

guarantee on our behalf to secure performance of any obligation of any person; and

•

mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our currently owned or subsequently acquired property of the Company,  to secure any obligations of the Company.

There are no provisions in the Company’s by-laws relating to retirement or non-retirement of directors under an age limit requirement.  A director need not be a shareholder.  A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the Company or of any of the Company’s affiliates.

Annual and special meetings

The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing director or the president shall determine.  Notice of meetings are sent out to shareholders not less than 21 nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting.  The directors do not stand for re-election at staggered intervals.

There are no provisions in either the Company’s Articles of Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

10C.

Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1) Option Agreement dated April 13, 2005 on the Pony Creek/Elliot Dome properties with Mill City Gold Corp. (“Option Agreement”) relating to the Company’s option to earn up to a 60% interest in the Pony Creek/Elliot Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

2) Management Services Agreement dated June 1, 2004 between the Company and Global-Tek Business Development Inc., a company wholly owned by Raymond Pecoskie, for management and administrative services. Under the terms of the agreement, Grandview Gold agrees to pay Global-Tek in exchange for management, leadership and strategic business development services CAD$11,682 per month, payable on the 25th of each month. Additionally, Global-Tek is entitled an option agreement with Grandview to purchase up to 750,000 common shares, exercisable at $1.00 per share and vesting quarterly, commencing October 1, 2004 in four equal instalments of 187,500 common shares each. Grandview agrees to reimburse Global-Tek for any business-related expenses including travel, cell phone or Blackberry, an office space allowance of $490.00 per month, a monthly car allowance of $670.95/month and related automobile expenses. See Item 6: Directors, Senior Management and Employees and Item 7. Major Shareholders and Related Party Transactions.

3) Consulting Agreement dated September 14, 2004 between the Company and Bay Street Connect Ltd. (“Bay”) whereby Bay would identify and attract potential investors. The agreement had a 6-month term with compensation to Bay of $4,000/month plus 100,000 stock options exercisable at an option price of $1.00 for five (5) years. This Agreement was terminated effective December 21, 2004 and 100,000 stock options were cancelled.

4) Agency agreement dated June 29, 2004 with IBK Capital Corp (“IBK”) whereby IBK would obtain for Grandview a private placement of up to 1,000,000 common shares at an offering price of $1.00 per share. In exchange for their services, Grandview would provide IBK a non-refundable work fee of $25,000, a 9% commission on the closing date, plus common share purchase warrants totalling a quantity equal to 10% of the total amount of the consideration divided by the price per share. This agreement expired December 29, 2004.

5) Investor Relations agreement dated March 1, 2005 between the Company and Tangent Management Corp. for the purpose of developing and executing investor and public relations programs directed toward individual investors, analysts and institutional investors. The agreement has an initial three-month term, with compensation of $5,000 per month and 100,000 options at an exercise price of $1.65. 50,000 of the options have a term of six months and 50,000 have a term of twelve months. All 100,000 options are fully vested July 1, 2005. After 3 months, either party may cancel the agreement with one (1) day written notice.

6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005 for the purpose of acquiring mineral dispositions (the “Property"). The Property consists of 11 claims totalling 234 hectares, registered in the Province of Manitoba, Canada. The purchase price for the property is $100,000 and 70,000 common shares of the Company.

10D.

Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to Item 10E. Taxation

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

Management of the Company believes that it is  not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a “non-Canadian” in the future, Management believes the Company would likely become a “non-Canadian” which is a “WTO investor.” Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed take-over of the Company by a “non-Canadian” would likely be subject only to the simple “notification” requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act.  Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member.  Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world.  The Company would have to have an asset base of at least before the “reviewable” transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

10E.

Taxation

10E.1.

Certain Canadian Federal Income Tax Consequences

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10E.2

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The CNQ is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

10E.4

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares. The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10F.

Dividends and Paying Agents

Holders of Shares are entitled to receive dividends in cash, property or Shares when and if dividends are declared by the Board of Directors out of funds legally available therefore.  There are no limitations on the payment of dividends. To date, the Company has never paid any dividends to its shareholders.

10G.

Statements by Experts

Not applicable.

10H.

Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of WeirFoulds, LLP located at 1600 – 130 King Street West, Toronto, Ontario, M5X 1J5, Canada.

10I.

Subsidiary Information

Not applicable.

ITEM 11:

QUANTIITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12:

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13:

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16:

RESERVED

Not applicable.

PART III

ITEM 17:

FINANCIAL STATEMENTS

1) Consolidated Balance Sheets of Grandview Gold Inc. as at May 31, 2004, 2003, and 2002, and Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2004, 2003, and 2002, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles.  See Note 13 to the consolidated financial statements.

2) Unaudited Balance Sheet as at February 28, 2005, Statements of Operations and Deficit for the Nine Months ended February 28, 2005 and February 29, 2004, Statements of Cash Flows for the Three Months ended February 28, 2005 and February 29, 2004.

ITEM 18:

FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19:

EXHIBITS

19A.

Financial Statements

1) Consolidated Balance Sheets of Grandview Gold Inc. as at May 31, 2004, 2003, and 2002, and Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2004, 2003, and 2002, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles.  See Note 13 to the consolidated financial statements.

2) Unaudited Balance Sheet as at February 28, 2005, Statements of Operations and Deficit for the Nine Months ended February 28, 2005 and February 29, 2004, Statements of Cash Flows for the Three Months ended February 28, 2005 and February 29, 2004.

19B.

Exhibits

1.

Articles of Incorporation/Bylaws as currently in effect:

1.1.

Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945

1.2.

Articles of Amendment dated September 22, 1983

1.3.

Articles of Amendment dated April 9, 1987

1.4.

Articles of Amendment dated July 6, 2004

1.5.

By-laws of the Company dated January 14, 1987

2. Instruments defining the rights of holders of equity	- Refer to Exhibit No. 1 -

3.

Material Contracts

3.1.

Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

3.2.

Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.

3.3.

Consulting Agreement with Bay Street Connect Ltd. dated September 14, 2004 for consulting services to identify and attract potential investors. Termination letter dated December 21, 2004.

3.4.

Investor relations agreement dated June 29, 2004 with IBK Capital Corp for consulting services.

3.5.

Investor Relations agreement dated March 1, 2005, with Tangent Management Corp.

3.6.

Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

4. List of Subsidiaries	- None -
5. Additional Exhibits 5.1. 2004 Stock Option Plan

1

CERTIFICATION

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRANDVIEW GOLD INC.

By:   /s/ Ray Pecoskie

By: Ray Pecoskie

Title: President

Date: May 3, 2005